

September 29, 2023

Edward J. Shoen
President and Chairman of the Board
U-Haul Holding Company
5555 Kietzke Lane, Suite 100
Reno, Nevada 89511

      Re: U-Haul Holding Company
          Definitive Proxy Statement on Schedule 14A
          Filed July 7, 2023
          File No. 001-11255

Dear Edward J. Shoen:

     We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed July 7, 2023

Pay versus Performance, page 11

1.   Please identify each named executive officer included in the calculation of average non-PEO named executive officer compensation, and the fiscal years in which such persons are included. You may provide this information in a footnote to the pay versus performance table. See Regulation S-K Item 402(v)(3).

2.   Refer to the reconciliation table in footnote (3) to your pay versus performance table. It is unclear what amounts are reflected in the row titled "Change in Value of Prior Equity Awards." Specifically, there are two separate subsections of Item 402(v)(2)(iii)(C)(1) that require change in fair value calculations, each with different measurement end dates, and these amounts must be separately disclosed. Please ensure that your disclosure shows each of the numerical amounts deducted and added to calculate compensation actually paid, as required by Regulation S-K Item 402(v)(3), and to make clear the dates from and to which changes in fair value are measured. For guidance, refer to Regulation S-K Compliance and Disclosure Interpretations Questions 128D.03 and 128D.04.

3.   We note footnote (4) to your pay versus performance table states that the Dow Jones U.S. Total Index is your peer group for purposes of your total shareholder return comparison. This index appears to be a broad equity market index used for purposes of Regulation S-K Item 201(e)(1)(i) and not the index or issuers used by you for purposes of Regulation S-K

Item 201(e)(1)(ii). Please ensure that your peer group total shareholder return column and related disclosure uses the same index or issuers used for purposes of Regulation S-K Item 201(e)(1)(ii) or the companies you use as a peer group for purposes of disclosure under Regulation S-K Item 402(b).

4. We note that you identify "EBITDA" as your Company-Selected Measure in the pay versus performance table; however, your remaining disclosure refers to "Moving and Storage EBITDA." Please ensure that the disclosure required for your Company-Selected Measure refers to the same measure throughout. Please note that while you may voluntarily provide supplemental measures of compensation or financial performance, any such additional disclosure "must be clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure." See *Pay Versus Performance*, Release No. 34–95607 (Aug. 25, 2022) [87 FR 55134 (Sept. 8, 2022)] at Section II.F.3.

Please contact Alyssa Wall at 202-551-8106 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program